Filed by CVS Corporation
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

The CVS/Caremark Merger is in the Best Interest of Shareholders

February 2, 2007

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and
Caremark. When used in this document, the words "anticipates", "may", "can",
"believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction.

The actual results or performance by CVS or Caremark, or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

This presentation may include certain non-GAAP financial measures as defined under SEC rules. A reconciliation to the most directly comparable GAAP measures can be found in the footnotes to the tables attached to Caremark's latest quarterly earnings press release and certain supplemental information is provided on caremarkrx.com (applicable slides are footnoted).

Important Information

CVS and Caremark have filed a joint proxy statement / prospectus with the SEC in connection with the proposed merger. CVS and Caremark urge investors and stockholders to read the joint proxy statement / prospectus and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders can obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the
Caremark website at www.caremark.com.

Caremark Profile

o   Leading pharmaceutical services company providing comprehensive drug benefit services to health plan sponsors and their participants

o   Uniquely Integrated Services

    -   PBM, Specialty, Disease Management

o   Clients

    -   Corporate health plans

    -   Managed care organizations and insurance companies

    -   Unions

    -   Government agencies

o   National Prescription Drug Plan under Medicare Part D

o   YTD September 2006 Statistics

    -   Revenues $27.5 Billion

    -   Adjusted prescriptions 477 million

        o   28% of Rxs dispensed by mail

        o   55% of Rxs dispensed were generics

                                                                               4

Caremark Profile

CVS/CAREMARK

- Caremark retail network includes 60,000 pharmacies nationwide
- Caremark operations
  - 7 mail pharmacies
  - 21 specialty pharmacies
  - 9 customer call centers
  - 12 client-site pharmacies
  - Industry's only FDA regulated repackaging plant
- 13,000 employees, including 1,300 pharmacists


Headquarters
Medical Call Center
Operating Center
Mail Service Pharmacy
Call Center
CareCenter Pharmacy
Specialty Pharmacy
IT Center
Regional Order Creation Center
Sales Office
Clinical Office
Pharmaceutical Repackaging Facility

CVS Profile

o   Nation's largest retail pharmacy with more than 6,200 retail and specialty stores in 43 states

o   Services

    -   CVS/pharmacy stores

    -   CVS.com

    -   MinuteClinic

    -   PharmaCare (PBM, Mail, Specialty services)

o   170,000 employees, including 20,000 pharmacists

o   2006 revenue $43.8 billion

o   2006 prescriptions filled 495 million

                                                                               6

CVS Profile

16% Share of U.S. Retail Scripts

#1 or #2 market share in 75% of the top 100 markets in which CVS operates

States with CVS/pharmacy Retail Stores

PharmaCare Specialty Pharmacy Stores

                                                                               7

CVS/Caremark Merger Overview

Name                    CVS/Caremark Corporation

Symbol                  CVS (NYSE)

Management Team         Chairman: Mac Crawford

President & CEO:        Tom Ryan

CFO:                    Dave Rickard

President PBM:          Howard McLure

Board Composition       50/50 Split

Headquarters            Corporate: Woonsocket, RI PBM: Nashville, TN

Expected Closing        February 2007

                                                                               8

CVS/Caremark Governance Structure Upon Close

o   Provides for annual election of all directors

o   Will have majority voting provision

o   Separate CEO and Chairman

o   Has stock ownership guidelines for D&O

o   Allows stockholders to ratify auditors

                                                                               9

Caremark Board Considered Consumer Strategy Superior to PBM Combination (Aug
2006)

Strategic Significance

High

Low

Consumer Strategy National Retail Chain

Financial Significance

PBM

Low

CVS/Caremark Merger Capitalizes on Evolving Industry Trends

    Market Trends        CVS/Caremark Merger Benefit

Growing Consumerism            Gives consumers timely, actionable, personalized
information
to improve health outcomes

Cost Shift to Consumer   More transparency at point of sale - consumer able to
make totally informed decisions

Focus on Wellness                       Consultation by pharmacist or clinician
with participant yields favorable outcomes

Medicare Part D                         In store enrollment and consultation;
Medication Therapy Management

Robust Generic Pipeline                 May drive higher substitution rates at
point of sale

Increasing Use of Biotech Products      Retail locations; In store consultation
and disease management enrollment

=>  Payors demanding more effective cost management, more participant participation, outcomes

=>  Consumers need access to information and choice

                                                                              11

CVS/Caremark Merger Enhances Shareholder Value

                         o    1.67 shares CVS/Caremark stock for each share of
                              CMX

                         o    $2.00 special dividend to CMX shareholders of
                              record
Financial Benefits
                         o    Accretive repurchase of 150 million CVS/Caremark
                              shares

                         o    $500 M in cost synergies, integration planning
                              underway

                         o    $800 M to $1 B in revenue synergies

                         o    Received necessary regulatory approvals from FTC
                              and SEC
Certainty of Completion
                         o    Shareholder votes are last step (CMX Feb 20, CVS
                              Feb 23)

                         o    Uniquely positioned to capitalize on trends and
                              better serve customers

                         o    Will enable creation of differentiated services
Strategic Benefits
                         o    More effective cost management for payors

                         o    More access to information and choice for
                              consumers

                                                                              12

CVS/Caremark Merger Enhances Shareholder Value

                         o    Clients overwhelmingly positive

                         o    Differentiated services will be compelling to
                              payors
Business Opportunity
                         o    Unmatched in-store services will increase consumer
                              loyalty

                         o    February close creates opportunity for 2007
                              selling season

                         o    Substantial FCF will enable flexibility for
                              investments in existing business, strategic
                              opportunities, dividends and share repurchases
Financial Flexibility
                         o    Solid investment grade credit rating

                         o    Proven track-records with large scale acquisition
                              integration

Management Teams         o    History of exceeding stated synergies

                             o Visionary leadership

Near-Term Revenue Opportunities Unique to CVS/Caremark Combination

o   Incremental opportunities of $800 M to $1 B in 2008

    -   Half from PBM, half from retail

o   Revenue estimates based on market research and PharmaCare-CVS experience

o Revenue synergy examples:

    -   Improved access/services for PBM specialty participants

    -   Retail to mail conversion (including in-store pick up)

    -   Front store offers for PBM participants (also on-line and mail)

    -   Improved generic substitution & benefit design compliance

    -   Integrated offering leading to higher PBM sales

    -   Ability to market PBM consumer products in CVS stores

    -   Disease management programs with face-to-face interaction

                                                                              14

Caremark Board of Directors Concluded that Express Proposal Not in Best
Interests of
Shareholders
Strategic Rationale
Does not create competitive advantages
Defensive reaction out of concern about enhanced competition Constructed to disrupt CVS merger
Financial Risk
Review of recent filings show offer is highly conditional
Lost business & negative synergies could result in loss of value
Synergy calculation questionable
Antitrust Risk
Delay would damage 2007 and perhaps 2008 selling season Enforcement agencies could impose adverse conditions
Business Risk
Clients overwhelmingly negative Risk of substantial client attrition
Financial Position
Limited capital for investment in existing business, strategic opportunities, dividends and share repurchases
ESRX recently placed on negative watch by rating agencies
Management Team
No experience with large-scale merger integration Recent integration track-record questionable

Express Scripts Proposal Includes Material Conditions
A due diligence review Satisfaction of financing conditions Anti-trust and other regulatory approvals
Approval by their own shareholders - a process they have not even begun and, which by their own admission, would prevent their illusory February 13 deadline from even occurring No decline in the Dow Jones Industrial Average, the
Standard & Poor's Index or the NASDAQ --100 Index by an amount in excess of 15%
No material change in the market price of Caremark Common Stock Satisfaction of certain Delaware anti-takeover requirements that cannot readily be satisfied absent Caremark's prior Board approval

Value of Transactions for Caremark Shareholders
                                              Value             Value
                                                of                of

                         1/31/2007
Calculated as of                              Merger CVS        ESRX Proposal
Counterparty Stock Price                $    33.65            $    69.52     *
Exchange Ratio                                1.67                 0.426
Implied Value of Stock Consideration    $    56.20            $    29.62     *
Value of Dividend/Cash Consideration    $     2.00            $    29.25     *
Implied Value of Transaction            $    58.20            $    58.87
PV of Dividend/Cash Consideration       $     1.98            $    27.39
Present Value of Offer                  $    58.18            $    57.00     *
Annual Discount Rate                            10%                   10%
Closing Date Assumption                   2/28/2007              9/28/2007
Estimated Days to Close                         28                   240

          * VALUES DO NOT REFLECT CONDITIONALITY AND BUSINESS RISK FACTORS
    ASSOCIATED WITH ESRX PROPOSAL

Dispelling Myths

CVS/CAREMARK

	MYTH	REALITY
Incentive Alignment	▪ CVS "makes money when patients and clients spend money"	▪ Well understood that retail and PBM incentives are aligned with patients and payors ▪ Integrated offering delivers more value to clients
Financial Flexibility	▪ ESRX would have "significant financial flexibility"	▪ Financing contemplates JUNK CREDIT ▪ Leverage: ~5x Debt-to-2006 EBITDA ▪ Limited, if any, ability for share repos / dividends ▪ Terms of commitment letters
Contract Wins/Losses	▪ "In past 3 years, twice as many CMX clients have moved to ESRX than vice versa"	▪ CMX won $1B net new revenues from ESRX in past 3 years
Channel Choice	▪ CVS/CMX would be "biased to its own stores"	▪ CMX will offer network of 60,000 pharmacies ▪ Value and choice will drive business ▪ PharmaCare offers network of 60,000 pharmacies
Regulatory Approval	▪ ESRX confident "regulatory requirements will be met in timely manner"	▪ 3 into 2 mergers face significant antitrust obstacles/delays ▪ Heavy large employer concentration may trigger concern
Options Backdating	▪ "BOD selling CMX to avoid ramifications of stock option backdating"	▪ Pre and post merger indemnity for D&O does not change ▪ Merger agreement contains standard indemnification language that is consistent with Delaware law
Vertical Mergers Destroy Value	▪ "Vertical PBM transactions have failed to create stockholder value"	▪ Not appropriate comparisons-natural conflicts with former Pharma owners, Rite Aid had serious accounting issues ▪ CVS/CMX addresses evolving marketplace needs

CVS/pharmacy Expect something extra

CAREMARK It all starts with care

18

CVS/Caremark Merger is in the Best Interests of Shareholders
Immediate and concrete financial benefits February 2007 close Significant strategic benefits Clients supportive Proven management teams
Highly conditional offer Financial benefits suspect Uncertain timing Lacks strategic rationale Client attrition CMX would be 20x the largest integration
ESRX has ever done

The CVS/Caremark Merger is in the Best Interest of Shareholders
February 2, 2007

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

A Registration Statement on Form S-4, containing a joint proxy statement and prospectus relating to the proposed merger of Caremark and CVS, was declared effective by the Securities and Exchange Commission on January 19, 2007. CVS and Caremark urge investors and shareholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and shareholders may obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the shareholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of shareholders, which was filed with the SEC on March 24, 2006 and in the joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of shareholders, which was filed with the SEC on April 7, 2006 and in the joint proxy statement/prospectus referred to above.